Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Halliburton Company distributed the following communication to its customers on April 7, 2016.

[Dear NAME]:

In our ongoing effort to keep you informed on the pending acquisition of Baker Hughes, I want to provide you with news that the U.S. Department of Justice announced it will attempt to block Halliburton’s pending acquisition of Baker Hughes.

Halliburton and Baker Hughes intend to vigorously contest this DOJ action. We believe that the DOJ has reached the wrong conclusion in its assessment of the transaction, and that its action is counterproductive, especially in the context of the challenges the U.S. and global energy industry are currently experiencing.

We believe that the proposed merger of Halliburton and Baker Hughes is pro-competitive and will allow you to benefit from a more flexible, innovative and efficient oilfield services company. This transaction also will provide you with access to high-quality and more-efficient products and services, and an opportunity to reduce your cost per barrel of oil equivalent.

GOING FORWARD

Halliburton and Baker Hughes intend to demonstrate that the DOJ has underestimated the highly competitive nature of the oilfield services industry, the many benefits of the proposed combination, and the sufficiency of the proposed divestitures. Once completed, the transaction will allow customers to operate more cost-effectively, which is especially important now, due to the state of the energy industry, and oil and gas prices.

Halliburton and Baker Hughes look forward to a full, impartial judicial review of the pending transaction, including the sufficiency of the proposed divestitures.

Halliburton and Baker Hughes previously agreed to extend the time period to obtain regulatory approvals to no later than April 30, 2016, as permitted under the merger agreement. After April 30, the parties may continue to seek relevant regulatory approvals or either of the parties may terminate the merger agreement.

I know this announcement may trigger questions for you; to help address your concerns, please see the attached FAQ document. While we are disappointed the DOJ has chosen to file suit to block our pending acquisition of Baker Hughes, this decision does not diminish our confidence that the combined company will be a stronger and more diverse organization, with the resources to serve you well into the future.

As we move along the process to contest the DOJ action, please rest assured that we remain focused on delivering safe, high quality service to your business. If you would like to discuss this news further, please do not hesitate to contact me or any of our executive leaders listed below:

•	Jeff Miller, president, 281-871-2653

•	Jim Brown, president of Western Hemisphere, 303-308-4220

•	Joe Rainey, president of Eastern Hemisphere, +97143036657

•	Mark Richard, senior vice president of Global Business Development and Marketing, 281-575-5306

Sincerely,

[INSERT HALLIBURTON CUSTOMER CONTACT]

Halliburton – Baker Hughes April 2016 DOJ Update: Customer FAQs

1.	What does this news mean?

•	Halliburton Company and Baker Hughes intend to vigorously contest the U.S. Department of Justice (DOJ) effort to block their pending merger.

•	The companies intend to demonstrate that the DOJ has underestimated the highly competitive nature of the oilfield services industry, the many benefits of the proposed combination, and the sufficiency of the proposed divestitures.

2.	Does this mean the deal is in jeopardy?

•	The DOJ cannot unilaterally stop a merger— it must make its case in federal court.

•	The DOJ complaint asks a federal district court to enjoin, or prevent, Halliburton from merging with Baker Hughes. But the decision is not for the DOJ to make; this decision belongs to the court, which will decide whether the merger may proceed. The DOJ filing has no other ramifications.

•	The parties look forward to our day in court, and are preparing with confidence to demonstrate that the proposed transaction is pro-competitive, and that the DOJ is wrong to contend otherwise.

3.	Does Halliburton still believe the pending Baker Hughes acquisition benefits its stakeholders?

•	Halliburton believes that the combination of Halliburton and Baker Hughes is a pro-competitive merger that is good for the industry and customers. This merger will create a strong company that will compete aggressively to provide efficient, innovative and low-cost services.

•	The merger of Halliburton and Baker Hughes is especially important for its key stakeholders because it is happening in the context of the challenges facing the U.S. and global energy industry. These challenges require oilfield services companies to become more flexible, innovative and efficient. And that is precisely what this merger accomplishes.

•	The Halliburton and Baker Hughes combination will leverage the complementary strengths of the companies to create a diversified oilfield services company that will introduce customer solutions, and is expected to achieve efficiencies that will enable the company to provide lower-cost services to its customers.

4.	What happens next?

•	Halliburton and Baker Hughes intend to vigorously contest the DOJ’s effort to block their pending merger.

•	At the same time, Halliburton and Baker Hughes are continuing to work constructively to resolve any remaining issues with the European Commission and all other competition enforcement authorities that have expressed an interest in the proposed transaction.

•	Halliburton and Baker Hughes will provide updates on the regulatory process as appropriate.

5.	Does the DOJ’s action have an impact on other regulators?

•	The merger between Halliburton and Baker Hughes is global in scope, requiring clearance from numerous regulators around the world.

•	A number of those jurisdictions have already cleared this merger; others are still conducting their reviews.

•	We expect these regulators will keep a close eye on the U.S. proceedings. Each foreign regulator may exercise its independent judgment under its own legal regimes, but in line with international policy, we expect that the regulators will seek to reach consistent outcomes across jurisdictions.

6.	What does this mean for the previously announced divestiture plans?

•	The previously announced plans to divest Halliburton’s Fixed Cutter and Roller Cone Drill Bits, Directional Drilling, and Logging-While-Drilling/Measurement-While-Drilling – in addition to the identified Baker Hughes businesses – remain unchanged.

•	Halliburton, including the businesses held for sale, will continue to operate as one company until the sale of the identified businesses is complete, and Halliburton and Baker Hughes will continue to operate as separate, independent companies.

7.	Will additional divestitures be announced?

•	When we announced the Baker Hughes acquisition, Halliburton expected to be required to divest certain of the companies’ overlapping businesses to obtain competition authorities’ approvals.

•	Halliburton and Baker Hughes believe in this transaction, and early in the process proposed to the DOJ a divestiture package worth billions of dollars that will facilitate the entry of new competition in markets in which products and services are being divested. More recently, Halliburton and Baker Hughes added to the divestiture proposal in an effort to achieve resolution and bring the benefits of the merger to the market sooner.

•	The companies strongly believe their proposed divestitures are more than sufficient to address concerns of competition authorities, including the DOJ.

8.	Who can I contact if I have more questions?

•	We appreciate your business and will provide you with updates as we move through this process, as appropriate.

•	In the meantime, if you have any questions, please do not hesitate to reach out to your regular Halliburton contact or any of our executive leaders listed below:

•	Jeff Miller, president, 281-871-2653

•	Jim Brown, president of Western Hemisphere, 303-308-4220

•	Joe Rainey, president of Eastern Hemisphere, +9-714-303-6657

•	Mark Richard, senior vice president of Global Business Development and Marketing, 281-575-5306

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the companies’ anticipated actions regarding the DOJ’s decision, the anticipated benefits and synergies of the acquisition of Baker Hughes and the expected timing of the closing of the acquisition of Baker Hughes, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the Baker Hughes acquisition, the timing to consummate the proposed transaction; the outcome of any litigation involving the DOJ; the terms and timing of divestitures undertaken to obtain required regulatory approvals; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; and expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits. Halliburton’s Form 10-K for the year ended December 31, 2015 and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN

IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at Investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 5, 2016, its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 5, 2016. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 17, 2016, Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.